UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number 001-34873

ChinaCache International Holdings Ltd.

(Translation of registrant’s name into English)

Section A, Building 3, Dian Tong Creative Square

No. 7 Jiuxianqiao North Road, Chaoyang District

Beijing, 100015, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

ChinaCache International Holdings Ltd. (the “Company”) is furnishing this current report on Form 6-K to report that on September 4, 2019, Nasdaq issued a letter to the Company stating that The Nasdaq Hearings Panel (the “Panel”) has determined to delist the Company’s shares from The Nasdaq Stock Market. The delisting determination stated that Nasdaq will complete the delisting by filing a Form 25 with the United States Securities and Exchange Commission (the “SEC”) after applicable appeal periods have lapsed. The Company does not intend to appeal the Panel’s decision.

The Company intends to complete and file its Form 20-F for the fiscal year ended December 31, 2018 as soon as possible with the SEC. Thereafter, the Company intends to work with a market maker to file a Form 211 with FINRA to enable the Company’s shares to begin trading on the over-the-counter markets. There can be no assurances that the Company will be able to execute its plan. If the shares resume trading on the over-the-counter markets, the shares may trade less frequently and in smaller volumes than securities traded on Nasdaq.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2019	ChinaCache International Holdings Ltd.

	By:	/s/ Tong Tian
Tong Tian
Finance Vice President